Shareholder meeting results
(Unaudited)
May 15, 2007 Meeting

A proposal to approve a new management contract between the fund and Putnam Investment Management, LLC was approved as follows:

Votes for		Votes against		Abstentions
17,988,405		513,265			846,128

All tabulations are rounded to the nearest whole number.